November 2, 2007
Ms. Mellissa Campbell Duru
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wm. Wrigley Jr. Company
Definitive Proxy Statement on Schedule 14A
Filed: February 13, 2007
File No.: 001-00800
Dear Ms. Duru:
Reference is made to the letter (the “Comment Letter”) dated August 21, 2007 addressed to William D. Perez, the Chief Executive Officer of Wm. Wrigley Jr. Company, a Delaware corporation (the “Company”), from the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced proxy statement (the “Proxy Statement”) of the Company.
On behalf of the Company, I am writing to respond to the Comment Letter. For the convenience of your review, set forth below are the comments contained in the Comment Letter followed by the Company’s responses.
Corporate Governance, page 8
1.	We refer you to disclosure on page 8 in which reference is made to the “Principles of Corporate Governance” adopted by the company. Please supplement your disclosure and provide the disclosure required by Items 404(a) and (b) of Regulation S-K.

For the fiscal year ended December 31, 2006, there were no transactions with the Company in which any related person had a direct or indirect material interest that would need to be disclosed pursuant to Item 404(a) of Regulation S-K nor were there any such planned transactions that would require disclosure pursuant to Item 404(a) or Regulation S-K.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

As noted on page 8 of the Proxy Statement, under the heading “Corporate Governance Guidelines,” the board of directors of the Company is charged with resolving any conflict of interest involving the chairman of the board of directors, the Executive Chairman, the Chief Executive Officer (the “CEO”), the Chief Operating Officer, the President, any Executive Vice President or Senior Vice President, the Chief Financial Officer, the Vice President – Finance, the Treasurer, the Controller or the General Counsel. The Executive Chairman and the CEO are charged with resolving any conflict of interest issue involving any other elected officer of the Company. In the event of an actual or potential conflict of interest involving any member of the board of directors, the director shall promptly inform the chairman of the board of directors, the Executive Chairman, the CEO or the Corporate Secretary of the conflict. In the event that the conflict of interest, or potential conflict of interest, cannot be resolved, the director should resign.

The Company’s policies and procedures related to the approval of related party transactions are included in its Code of Business Conduct which provides that associates of the Company avoid any situation that is, or could be interpreted to be, a conflict of interest. The Code of Business Conduct is available on the Company’s website. No waiver of any provision of the Code of Conduct is permitted for any director, manager or associate of the Company or its affiliates without prior approval of the board of directors or equivalent governing body of that entity.

In future filings, we will revise the disclosure to provide this additional information.
Compensation Committee, page 12
2.	Please avoid the use of defined terms and acronyms throughout your disclosure. For example, your discussion of the named executive officers would be easier to follow if you eliminated the references throughout to the executive leadership team or “ELT”.

In future filings, the Company will try to avoid the use of defined terms and acronyms.

3.	Provide clarification of the respective roles and scope of participation of all persons referenced on page 13 who participate materially in the establishment of compensation policies or awards. For example, you disclose the participation of Hewitt Associates as well as “independent advisors”, and the human resources department in the compensation process. Consistent with the disclosure required by Item 407(e)(3)(iii) of Regulation S-K, expand your disclosure regarding the role of Hewitt Associates and disclose any distinctions in duties in the fiscal year between Hewitt Associates and other advisors, if material to an understanding of how compensation is determined for the named executive officers.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

In future filings we will revise our disclosure to clarify the scope and participation of all persons who materially participate in the establishment of the Company’s compensation policy and awards.

As stated on page 14 of the Proxy Statement under the heading “Setting Executive Compensation”, in 2006 the Compensation Committee engaged Hewitt Associates to conduct an annual review of its total compensation program for the Executive Chairman and the Chief Executive Officer, as well as for other key executives (including the other named executive officers of the Company). Pursuant to this review, Hewitt Associates provided the Compensation Committee with relevant market data on our peer group companies. In addition, in connection with the hiring of the Company’s new CEO in October 2006, the Compensation Committee engaged Hewitt Associates to provide market data on CEO compensation where a company has both a CEO and an executive chairman.

In 2006, other than Hewitt Associates, no outside advisors participated materially in the establishment of compensation policies or awards. In the event that the Compensation Committee hires any such outside consultants in future years who participate materially in the establishment of compensation policies or awards, we will disclose the information required pursuant to Item 407(e)(3)(iii) of Regulation S-K.
Compensation Discussion and Analysis, page 14
Setting Executive Compensation, page 14
4.	We direct you to Instruction 1 to Item 402(b) and Item 402(b)(1)(v) of Regulation S-K. Your discussion in this section does not provide insight into the unique factors considered by the compensation committee or Chief Executive Officer in establishing compensation in a given year for a named executive officer. For example, you disclose that among the duties of Hewitt Associates, is the presentation of “alternatives” to consider when making compensation decisions, yet you fail to provide a discussion of whether any such alternatives were considered or adopted by the committee. You also note on page 15 the percentile within which the company targets its compensation relative to its peers and that the objective percentile target may be adjusted as “dictated by the experience level of the individual and market factors,” yet omit an analysis and discussion of the manner in which experience level and specific market factors were considered in establishing compensation in a given year. On the same page, reference is made to the ability of an executive to realize compensation from incentive awards based on the “performance of the company or the individual. . . [as] compared to established goals. . .,” yet in the discussion of the incentive compensation programs that follows on pages 16-20, it is unclear how the percentage target range of target award opportunities is established for each named executive officer and the specific

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

factors that contributed to the payout at a particular level within the range in a given year for an officer. Throughout your compensation discuss and analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation paid in 2006. In your Compensation Discussion and Analysis, please analyze how the committee’s consideration of the performance factors, its discretion, judgment and considerations of appropriateness resulted in the amounts paid for each element and how that compared to the target values or other benchmarks considered.

The range of compensation that can be awarded (i.e., the award opportunity) to an employee in a given year, including to any named executive officer, is based upon the employee’s grade level. Grade levels are determined based upon market data, including data on the compensation of similarly situated executives at our peer group companies, internal pay equity and the individual’s experience level and performance. The number of shares granted to a named executive officer pursuant to the Long-Term Stock Grant Program, the number of options granted to a named executive officer pursuant to the Stock Option Program and the target bonus opportunity payable to a named executive officer under the Executive Incentive Compensation Program are also determined by the named executive officer’s grade level and are the same for each individual in that grade level.

The grade level assigned to each named executive officer, other than the Executive Chairman and the CEO, is recommended by the CEO and approved by the Compensation Committee. The grade level for the Executive Chairman and CEO is decided by the Compensation Committee.

As noted on page 15 of the Proxy Statement under the heading “Setting Executive Compensation”, generally, the number of shares or options awardable to, and the targeted total cash compensation for, a named executive officer are each set at the 75th percentile of compensation paid to similarly situated executives at our peer group companies. In some cases the compensation targeted will differ from our 75th percentile target as the Compensation Committee may determine that an individual’s experience level and/or performance dictates a deviation (above or below) from this benchmark.

The amount of compensation paid to a named executive officer under the Executive Incentive Compensation Program, however, depends on the performance of the Company on the corporate financial objectives (discussed on page 17 of the Proxy Statement) and the outcome of the named executive officer’s individual performance evaluation as measured against the Company’s high performance principles (which are referenced on page 17 of the Proxy Statement). The actual number of shares earned pursuant to the Long-Term Stock Grant Program depends upon the total stockholder return of the Company over the performance period when compared to the target benchmark.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

Payout for the corporate financial objective portion of the Executive Compensation Program in 2006 was 126% of the individual’s target award opportunity. The number of shares awarded under the Long-Term Stock Grant Program for the 2001-2006 cycle was below target but above the minimum.

Generally, the Company’s CEO annually reviews the individual performance of the named executive officers (other than the CEO and the Executive Chairman), and makes a recommendation to the Compensation Committee on the compensation opportunity for each such named executive officer. For compensation paid in 2006, the CEO reviewed the performance of the named executive officers (other than the CEO and Executive Chairman) during the prior twelve-months against the goals established by such named executive officer at the beginning of the year (which goals were submitted to and approved by the CEO). A performance rating assigned by the CEO was submitted to the Compensation Committee along with a recommendation by the CEO on any adjustment to such named executive officer’s compensation opportunity.

Until the appointment of William D. Perez as the Company’s CEO on October 20, 2006, William Wrigley, Jr., the Company’s Executive Chairman, served as the President and CEO of the Company. After the completion of the 2005 fiscal year, each member of the Company’s executive leadership team (other than Mr. Wrigley, Jr.) was required to evaluate Mr. Wrigley, Jr.’s performance against the Company’s high performance principles (which are referenced on page 17 of the Proxy Statement). These evaluations were then compiled and provided to the Compensation Committee. The independent members of the Board of Directors reviewed the compilation and performed their own evaluation of Mr. Wrigley, Jr.’s performance. The Compensation Committee then made a determination on the compensation package for Mr. Wrigley, Jr. based on its review of the foregoing evaluations and the overall performance of the Company. This resulted in an increase of 5.6% in Mr. Wrigley, Jr.’s base salary for fiscal 2006.

You note that on page 14 of the Proxy Statement, the Company states that Hewitt Associates provides the Compensation Committee with “alternatives” to consider when deciding total compensation to award to the Company’s named executive officers. The statement regarding “alternatives” provided by Hewitt Associates refers to data given to the Compensation Committee showing the total compensation package that the Executive Chairman and the Chief Executive Officer would receive, by element, at each of a variety of different potential pay levels and relative to similarly situated employees at our peer group companies. For the other named executive officers, Hewitt Associates provides information showing, by element, where each named executive officer’s compensation would fall relative to similarly situated individuals at our peer group companies were the Compensation Committee to adopt the compensation recommendations of the CEO for such named executive officer.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

5.	We note that the company generally sets compensation for the named executive officers at the 75th percentile of compensation paid to similarly situated executives of the company’s peer group. Please revise to disclose where you target each element of compensation against peer companies and the percentiles represented by actual compensation paid for 2006. To the extent actual compensation paid to a named executive officer differs from the targeted percentile, please discuss the reasons for the deviation. See Item 402(b)(2)(xiv) of Regulations S-K.

Generally, the Company targets the 75th percentile for each element of executive compensation (i.e., base salary, target total cash compensation and target long-term incentive opportunities). However, we do not calibrate or analyze the percentile earned or compensation realized versus the benchmark group as earned compensation is a function of the opportunities established at the outset and the performance achieved during the performance period. For example, while the target payout under the Executive Incentive Compensation Program may result in cash compensation to a named executive officer within the benchmark range, if the Company were unable to meet these performance objectives, the actual compensation paid to an individual may be less than the benchmark.

In future filings we will revise our disclosure to provide this additional information, as applicable.

6.	Please provide further discussion in Compensation Discussion and Analysis of the various post-termination arrangements referenced on pages 33-40. Please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Please disclose why an executive is entitled to the same aggregate total of payments in a “for cause” termination scenario as in an “involuntary not for cause” termination scenario as noted on page 33. Please refer to Items 402(b)(1)(v) and (vi).

Under the post-termination arrangements referenced on pages 33-40 of the Proxy Statement, other than the Change in Control Severance Agreements, a named executive officer who terminates his or her employment with the Company, or whose employment with the Company is terminated, is entitled to receive the amounts earned by the individual during the term of his employment, but not additional amounts.

Payments which a named executive officer would be entitled to receive under the Change in Control Severance Agreements are not considered by the Compensation Committee when making annual compensation decisions for the named executive officers and do not factor into decisions made by the Company regarding other compensation elements. Rather, these arrangements are stand-alone agreements to help provide the Company with

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

continuity of management and continued focus on the business by senior management in the event of a change in control of the Company.

As noted on page 33 of the Proxy Statement, the reason that an executive is entitled to the same aggregate total payments in a “for cause” termination scenario as in an “involuntary not for cause” termination scenario is because, in either case, a named executive officer is entitled to receive solely those amounts earned by him during his employment with the Company. The amounts in these columns in the tables on pages 35-40 of the Proxy Statement show the amounts earned by the named executive officer during 2006.

In future filings, we will revise our disclosure to add this additional information.

7.	We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in the amount and type of compensation awarded to individual executive officers. For example, there is insufficient explanation of the variance in base salary and non-equity incentive plan awards granted during 2006 to Mr. Wrigley compared to all other actively employed named executive officers during fiscal 2006 (other than Mr. Perez). Please revise to include an analysis of the material distinctions in compensation awarded.

In 2006, there was no distinction between the type of pay received by Mr. Wrigley, Jr. and Mr. Perez as compared to any of the other named executive officers of the Company other than: (1) consistent with Company policy, Mr. Perez received a relocation allowance which will be paid out over 5 years and (2) Mr. Perez received premium priced options upon his employment with the Company (as described on page 19 of the Proxy Statement under the heading “Stock Option Program”). Any material distinction between the amount of compensation awarded to Mr. Wrigley, Jr. and Mr. Perez as compared to the Company’s other named executive officers is a result of the respective positions of each of the named executive officers. As mentioned in response to question 4 above, the amount of the non-equity incentive plan compensation earned by a named executive officer is based on (a) their target award opportunity which is based on the individual’s grade level, and (b) on actual performance of the Company and the individual compared against pre-established goals.

In future filings, to the extent there are material differences in the amount and type of compensation awarded to named executive officers, we will revise our disclosure to describe these differences.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

Base Salary, page 16
8.	Please revise your discussion and disclose how the committee and former CEO, determined the compensation (both the amount and type) to be provided to Mr. Perez. Please provide the analysis required by Item 402(b). Revise to disclose any material differences in compensation awarded to Mr. Perez as compared to his predecessor, Mr. Wrigley and the reasons for such differences. Additionally, we refer you to the factors you disclose under this heading, which reference among other things, the consideration given to “individual performance” when setting base salaries. Please revise to disclose the factors considered in determining Mr. Perez’s base salary. See also Item 402(b)(2)(vii) of Regulation S-K.

For 2006, the Compensation Committee intended for Mr. Perez’s compensation opportunity to be comparable to the compensation opportunity awarded to the Company’s then-current President and CEO. As such, there was no distinction between the type of compensation provided to Mr. Perez as compared to his predecessor, other than the 250,000 premium priced options to purchase shares of the Company’s common stock, as described in footnote 4 of the “Grants of Plan Based Awards” table on page 28 of the Proxy Statement and on page 19 of the Proxy Statement under the heading “Stock Option Program”. The premium priced options were provided to Mr. Perez upon his employment with the Company in lieu of allowing him to participate in all prior cycles of the Long-Term Stock Grant Program (which is the Company’s policy for all other executives) because the Compensation Committee felt that the additional options would provide a more appropriate incentive to Mr. Perez to increase stockholder value.

Except as provided above, for compensation awarded for the fiscal year ended December 31, 2006, there was no material difference in the amount of compensation paid to the Company’s former CEO, Mr. Wrigley, Jr., as compared to the compensation paid to Mr. Perez, adjusted for the difference in tenure.

In determining Mr. Perez’s base salary, the Compensation Committee reviewed Mr. Perez’s qualifications, including his past work experience and results. In addition, the Compensation Committee reviewed available market data of our peer group companies and considered internal pay equity in setting Mr. Perez’s base salary.
Executive Incentive Compensation Program, page 17
9.	You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure indicating that it is a material factor considered by the committee. For example, on page 17, you indicate that 25% of the executive incentive compensation award is based upon individual performance yet there is no corresponding disclosure that assists investors in understanding the impact

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

of individual performance or the leadership behavior assessments on actual incentive awards made to the named executive officers in fiscal 2006. Please revise to disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered with respect to each named executive officer in its evaluation if they factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

The Company’s CEO annually reviews the individual performance of the named executive officers (other than the CEO and the Executive Chairman, whose individual performance is reviewed by the independent members of the Board of Directors).

For fiscal 2006, each named executive officer’s (other than the Executive Chairman’s and the CEO’s) performance versus the Company’s high performance principles was assessed on a scale of between 1 and 5 by the Executive Chairman and the CEO. This rating was submitted to the Compensation Committee along with a recommended payout range.

With regards to the payout percentage under the Executive Incentive Compensation Program for Mr. Wrigley, Jr., who served as the Company’s President and CEO until Mr. Perez’s appointment in October 2006, each member of the Company’s executive leadership team (other than Mr. Wrigley, Jr.) was required to evaluate Mr. Wrigley, Jr.’s performance against the Company’s high performance principles. These evaluations were then compiled and provided to the independent members of the Board of Directors. The independent members of the Board of Directors reviewed the compilations, performed their own evaluation of Mr. Wrigley, Jr.’s performance and determined that Mr. Wrigley, Jr.’s performance exceeded the target performance level. Similarly, the independent members of the Board of Directors reviewed Mr. Perez’s performance over his term with the Company and determined that his performance was equal to the target performance level taking into account his brief tenure with the Company.

Generally, the Compensation Committee considers an overall rating of 3 out of 5 as the target for the individual performance component of the Executive Incentive Compensation Program.

In future filings, we will revise our disclosure to provide a more detailed discussion of individual performance on incentive compensation including the specific contributions the Compensation Committee considered.

10.	Disclose each of the corporate financial objective minimum, target and maximum levels established during the fiscal year. To provide clarity to your discussion, provide an example of how the incentive calculation works in practice by showing how a given award for a named executive officer was determined. To the extent you believe that disclosure of the information would result in competitive harm such that the

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulations S-K.

As disclosed on pages 17 and 18 of the Proxy Statement, the annual cash incentive paid to the named executive officers is based 75% upon achievement of corporate financial objectives and 25% upon individual performance (as explained above). After the close of the fiscal year, the annual payout percentage under the Executive Incentive Compensation Program is determined and each individual then receives that percentage of their target award opportunity. As noted above, target award opportunity is determined by an employee’s grade level. For fiscal 2006, the aggregate payout percentage for the corporate financial objectives under the Executive Incentive Compensation Program was 126%. Thus, if a named executive officer’s target award opportunity was 60% of his base salary for fiscal 2006 performance, that named executive officer’s award for the corporate financial objectives portion under the Executive Incentive Compensation Program would be equal to 56.7% of his base salary (which is 75% of (.60 x 1.26)).

While the Company did not disclose the specific minimum, target and maximum levels established for the 2006 Executive Incentive Compensation Program because to do so would result in competitive harm to the Company, we disclosed the relative difficulty in achieving the target levels by disclosing on page 18 of the Proxy Statement: (1) the payout percentage over the last five years (which has been between 120% and 150% of the target award opportunity), (2) the average approximate payout percentage over the past five years (which was 135% of the target award opportunity) and (3) that the performance of the Company has resulted in a payout in excess of target in each of the past five years, but has not resulted in the maximum payout during such period. In addition, we noted that the Compensation Committee generally sets the minimum, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year. As noted on page 18 of the Proxy Statement, the Compensation Committee generally sets target earnings per share at or slightly below the Company’s stated long-term growth objective of 9-11% and volume, sales growth and return on invested capital are set in alignment with the Company’s strategic plan and expectations regarding earnings per share and Company performance for the coming year.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

As disclosed in the Proxy Statement, the components that make up the corporate financial objective portion of the Executive Incentive Compensation Program are: (1) earnings per share, (2) volume and (3) return on invested capital and sales growth. Historically, the Company has not disclosed, and has no intention in the future of disclosing, forward-looking targets regarding earnings per share or other financial measures based on its strategic plan. Any disclosure of target earnings per share, volume or return on invested capital and sales growth will be considered to be earnings guidance, which the Company does not give, and will result in competitive harm to the Company. Moreover, the targets used for purposes of the incentive program payouts may incorporate “stretch” objectives, the effect of business strategy that constitutes non-public information and adjustments not used in GAAP-based financial reports making the inclusion of these targets in our proxy statement potentially confusing to investors given that the Company does not provide forward-looking earnings targets.

In addition, the Company measures volume for internal purposes, including for setting targets under the Executive Incentive Compensation Program, by a proprietary measure called a standard serving unit. By providing the target volume measures along with sales growth and return on invested capital, competitors could determine our internal cost per unit and realization rate per unit which would result in competitive harm to the Company.

Thus, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company considers this information to be confidential commercial and financial information and has omitted disclosure of the specific quantitative target levels for the corporate financial objective portion of the Executive Incentive Compensation Program.

11.	You disclose that the executive incentive compensation program provides guidelines for the calculation of annual non-equity incentive based compensation, “subject to Committee oversight and modification.” Your disclosure suggests that the committee may exercise and does exercise discretion in its assessment of the quantitative or qualitative targets established pursuant to the incentive plan in a given year. We direct you to Instructions 1 and 2 of Item 402(b). Please clarify and disclose any exercises of discretion by the committee with regard to the incentive plan targets for the company or a named executive officer.

As noted on page 18 of the Proxy Statement under the heading “Executive Incentive Compensation Program”, upon the completion of the fiscal year, the Compensation Committee reviews the actual fiscal year results compared to the targets set pursuant to the plan and determines an overall payout percentage for the corporate financial objectives of the Executive Incentive Compensation Program award. This percentage may be positively or negatively modified by the Committee, at its discretion. In the past five fiscal years, the Committee has not modified the percentage payout for the corporate financial objectives portion of the Executive Incentive Compensation Program.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

Summary Compensation Table, page 24
12.	Your discussion on page 24 makes reference to the committee’s review of tally sheets. Please revise to identify the general components of the tally sheets and to explain the weight assigned to the review of the tally sheets in the overall decision making process.

In future filings we will revise the disclosure to identify the general components of tally sheets reviewed by the Compensation Committee. No specific weight has been assigned to the review of the tally sheets. However, in the future if a specific weight is assigned, we will revise our disclosure in future filings to provide this information.

13.	We refer you to Item 402(e)(1) of Regulation S-K. The narrative that accompanies the table insufficiently provides shareholders with an understanding of the amounts paid to Mr. Perez during 2006. Although footnote 9 indicates that Mr. Perez was appointed to the position of CEO, no reference is made to his base salary, signing bonus, if any, or any material compensation elements that would factor into an accurate understanding of the amounts noted in the table.

As reflected in the Summary Compensation Table on page 24 of the Proxy Statement, Mr. Perez did not receive a cash signing bonus upon his employment with the Company in October 2006. Mr. Perez received a relocation allowance which will be paid over five years (as noted in footnote 11 to the Summary Compensation Table on page 26 of the Proxy Statement). In addition, as noted in footnote 4 of the “Grants of Plan Based Awards” table on page 28 of the Proxy Statement, upon his employment with the Company, Mr. Perez received options to purchase 300,000 shares of the Company’s common stock with a grant price equal to the closing price of the Company’s common stock on the date of the grant. In addition, as noted in footnote 4 of the “Grants of Plan Based Awards” table on page 28 of the Proxy Statement and on page 19 of the Proxy Statement under the heading “Stock Option Program”, Mr. Perez also received premium-priced options to purchase 250,000 shares of the Company’s common stock with a grant price of $62.28, which represented 133% of the closing price of the Company’s common stock on the grant date. Other than these options, Mr. Perez received no additional compensation upon his employment with the Company. All compensation paid to Mr. Perez in 2006 is reflected in the Summary Compensation Table. If Mr. Perez had been employed by the Company for all of fiscal 2006, his salary would have been $1,460,000.

14.	In your discussion on page 19, your reference the varying potential payout levels of long-term stock awards. Please clarify in your Compensation Discussion and Analysis or in the narrative to the summary compensation table, the amount of stock awards received by each named executive officer under the Long-Term Stock Grant and Stock Award Programs in 2006.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

The following table shows the amount of stock awards received by each named executive officer under the Long-Term Stock Grant Program and the Stock Award Program in 2006.

	Long-Term Stock
Name and Principal Position	Grant Program	Stock Award Program
William Wrigley, Jr.	14,349	8,494
Executive Chairman and Chairman of the Board
William D. Perez*	0	0
President & Chief Executive Officer
Reuben Gamoran	3,028	1,346
Senior Vice President & Chief Financial Officer
Peter R. Hempstead	6,068	1,591
Senior Vice President, Worldwide Strategy & New Business Development
Dushan Petrovich	5,649	5,171
Senior Vice President and Chief Administrative Officer
Surinder Kumar	2,808	1,404
Senior Vice President & Chief Innovation Officer

*	Mr. Perez joined the Company in October of 2006 and, as a result, was not eligible to receive awards under the Long Term Stock Grant Program or the Stock Award Program for 2006.
We will include this information in future filings.
Outstanding Equity Awards at Fiscal Year-End, page 29
15.	We refer you to Instruction 2 to Item 402(f)(2) of Regulation S-K. To facilitate readability, clarify the footnote discussion to specify the grant dates or specify the vesting dates of each of the respective stock options.

In future filings, we will add a column to the Outstanding Equity Awards at Fiscal-Year End table to include the grant date of each award.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

Potential Payments Upon Termination and Change of Control, page 33
16.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Under the post-termination arrangements referenced on pages 33-40 of the Proxy Statement, other than the Change in Control Severance Agreements, an employee who terminates his or her employment with the Company, or whose employment with the Company is terminated, is entitled to receive solely those amounts earned by the individual through the date of termination.

The amounts payable to a named executive officer following a change of control are governed by the individual’s Change in Control Severance Agreement and the terms and conditions of the Company’s Management Incentive Plan. In determining the terms and conditions of the Change in Control Severance Agreements, the Compensation Committee reviewed and considered available information about such programs maintained by similarly situated companies when the Change in Control Severance Agreements were adopted.
Director Compensation, page 40
17.	Revise to include footnote disclosure of the grant date fair value of each individual equity award computed in accordance with FAS 123(R). See Item 402(k)(2)(iii) of Regulation S-K.

For the fiscal year ended December 31, 2006, non-employee directors received stock options and deferred share units under the Company’ Stock Deferral Program for Non-Employee Directors. The fair value per option computed using the Black-Scholes option-pricing model was $8.71. As noted in column (c) of the Director Summary Compensation Table on page 42 of the Proxy Statement, the fair value of the deferred share units granted to each non-employee director in 2006 was $53,000 which is equivalent to the amount of the annual retainer paid to each such director, excluding retainers paid to committee chairpersons.

Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
November 2, 2007

In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me with any questions you may have. My phone number is (312) 645-4223.
Sincerely,
WM. WRIGLEY JR. COMPANY

/s/ Howard Malovany
Senior Vice President, Secretary and
General Counsel